Exhibit 99.1

Jeffs’ Brands Announces Pricing of approx. $581 Thousand Registered Direct Offering

Tel Aviv, Israel, May 28, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that it has entered into a securities purchase agreement with an institutional investor or the Investor, for aggregate gross cash proceeds of approximately $581 thousand, before deducting offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes, as well as for potential acquisitions.

In connection with the offering, the Company will issue an aggregate of 662,500 ordinary shares and pre-funded warrants to purchase up to 1,276,007 ordinary shares at an exercise price of $0.0001. The pre-funded warrants will be sold at the same purchase price as the ordinary shares, less the pre-funded warrant exercise price of $0.0001. The pre-funded warrants will be exercisable upon issuance and will expire when exercised in full.

The closing of the offering is expected to occur on or about May 28, 2025, subject to the satisfaction of certain customary closing conditions.

The securities to be issued to the Investor described above will be issued pursuant to a registration statement on Form F-3 (File No. 333-283904) which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 3, 2025. This offering will be made only by means of a prospectus. A copy of the prospectus supplement and the accompanying prospectus relating to this offering will be filed with the SEC and may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Vik Hakmon, the Company’s chief executive officer and a director, may be deemed to have a personal interest in the offering by virtue of being a family member of the controlling shareholder of L.I.A. Pure Capital Ltd., the Investor, and as such the Offering was approved by the Company’s audit committee and board of directors in accordance with the Israeli Companies Law-1999.

About Jeffs’ Brands Ltd

Jeffs’ Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the closing of the offering and the anticipated use of proceeds from the offering.  Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 31, 2025 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Jeffs’ Brands is not responsible for the contents of third-party websites.

Investor Relations Contact:

Michal Efraty

Adi and Michal PR- IR

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com